Exhibit 99.27

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form (“VIF”) - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 22, 2015

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.	We are sending to you the enclosed proxy-related materials that are held on your behalf by the intermediary identified above that relate to a meeting of the holders of the securities of Amaya Inc. to be held on June 22, 2015 (the “Meeting”). Unless you attend the Meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or in the management information circular of the Corporation dated May 14, 2015 (the “Information Circular”). Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the Information Circular and other proxy materials provided by Management.

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VIFs submitted must be received by 2:00 pm, Eastern Time, on June 18, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

        015BPE

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Appointee(s)

I/We, being holder(s) of Amaya Inc. hereby appoint: Mr. David Baazov, or failing him, Mr. Daniel Sebag	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Inc. to be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada on June 22, 2015 at 2:00 p.m. (Eastern Time), and at any adjournment or postponement thereof.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. David Baazov	☐	☐	02. Daniel Sebag	☐	☐	03. Gen. Wesley K. Clark	☐	☐
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04. Divyesh (Dave) Gadhia	☐	☐	05. Harlan Goodson	☐	☐	06. Dr. Aubrey Zidenberg	☐	☐
							For	Withhold

2. Appointment of Auditors

Appointment of Deloitte LLP, Chartered Accountants as the auditor of Amaya Inc., until the close of the next annual meeting of shareholders and to authorize the directors to fix its remuneration.							☐	☐
							For	Against

3. Approval of New Equity Incentive Plan and Stock Option Plan Amendment

Approving an ordinary resolution, the full text of which is reproduced in Schedule “B” to the accompanying management information circular of Amaya Inc. (the “Information Circular”), ratifying the adoption of a new equity incentive plan of Amaya Inc. in the form set out at Schedule “D” of the Information Circular and amending the terms of the current stock option plan of Amaya Inc. (the “Stock Option Plan”) to limit the number of shares issuable thereunder to the number of options currently outstanding thereunder.

							☐	☐
							For	Against

4. Approval of Stock Option Plan Amendment

Approving an ordinary resolution of disinterested shareholders, the full text of which is reproduced in Schedule “E” to the Information Circular, approving amendments to the Stock Option Plan to extend the expiry date of certain options granted thereunder.							☐	☐
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	Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM/DD/YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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015BQD